Exhibit 99.33

CONSENT OF EXPERT

The undersigned hereby consents to the use of their name in connection with the reference to their involvement in the preparation of the report entitled “Technical Report on The Kumtor Mine, Kyrgyz Republic” dated February 24, 2021 included as an exhibit to the Registration Statement on Form 40-F of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto (the “Form 40-F”), to references to such report, or portions thereof, in the Form 40-F, and to the inclusion and incorporation by reference of the information derived from such report in the Company’s annual information form for the year ended December 31, 2020 included as an exhibit to the Form 40-F.

By:	/s/ Hamish Weatherly
Name: Hamish Weatherly, P.Geo.

April 12, 2021